UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under The Securities Exchange Act of 1934

WASHINGTON GROUP INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

938862 20 8

(CUSIP Number)

Dennis Washington

c/o Washington Corporations

101 International Way

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

Kirpatrick & Lockhart Preston Gates Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

November 4, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

1.	Name of Reporting Person Dennis Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- shares of Common Stock (plus 3,224,100 shares issuable upon exercise of currently vested stock options) (See Item 5)
8. Shared Voting Power -0- shares of Common Stock (See Item 5)
9. Sole Dispositive Power -0- shares of Common Stock (plus 3,224,100 shares issuable upon exercise of currently vested options) (See Item 5)
10. Shared Dispositive Power -0- shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,100 shares of Common Stock (based upon currently vested stock options) (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%[1]
14.	Type of Reporting Person

[1]	Based on 29,329,426 shares of common stock outstanding as of November 5, 2007.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Washington Group International, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal executive offices is 720 Park Boulevard, Boise, Idaho 83712.

Item 2.	Identity and Background.

(a) This Statement is being filed by Mr. Dennis R. Washington (the “Reporting Person”).

(b) The address of the Reporting Person’s principal office is c/o Washington Corporations, 101 International Way, Missoula, Montana 59807.

(c) The Reporting Person’s principal business is to make, manage and hold investments in operating entities. The Reporting Person is also the Chairman of the Board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

This Statement relates to shares of the Issuer’s common stock issuable upon the exercise of the Options (as defined in Item 5) previously granted by the Issuer to the Reporting Person.

Item 4.	Purpose of transaction.

The Reporting Person acquired the Options for investment purposes on January 25, 2002. This amendment is being filed in connection with the proposed merger of the Issuer with URS Corporation (“URS”). In connection with the proposed merger, the Reporting Person, URS and Issuer entered into an Option Exercise and Transaction Support Agreement on November 4, 2007 (the “Support Agreement”), which is included in this amendment as Exhibit 99.1 and incorporated by reference into this amendment.

The following summary describes the material provisions of the Support Agreement.

Pursuant to the Support Agreement, the Reporting Person has agreed to exercise the Options and vote in favor of the merger with URS if necessary to achieve the required Issuer stockholder approval. The exercise price will be paid entirely in cash, with the result that, following the exercise, the Reporting Person will have record and beneficial ownership of 3,224,100 shares of Common Stock. Under the Support Agreement, the Reporting Person has also agreed not to, directly or indirectly, sell, transfer, exchange or otherwise dispose of any of the Options or shares of Common Stock until the earlier of the consummation of the proposed merger transaction and the termination of the amended merger agreement. From and after the exercise of the Options, the Reporting Person has agreed to vote the shares of Common Stock in favor of the amended merger agreement and the approval of the transactions contemplated thereby and against any proposal for any recapitalization, merger, sale of assets or other business combination between Issuer and any person or entity other than URS. The Reporting Person will be eligible to vote the shares of Common Stock on any proposals at a special meeting of Issuer stockholders if the special meeting is adjourned or postponed again and a new record date is set for the meeting. Under certain circumstances, at the request of URS, the Reporting Person must irrevocably constitute and appoint URS as his attorney and proxy with full power to vote his shares of Common Stock in favor of the merger with URS. The Support Agreement will terminate on the earlier to occur of (a) the termination of the merger agreement in accordance with the terms thereof, (b) the date following the date of the Issuer stockholder meeting, including any adjournment or postponement thereof and (c) the effective time of the merger with URS. Nothing in the Support Agreement may be construed to limit or affect any action or inaction by the Reporting Person in his capacity as a director or fiduciary of Issuer. The independent directors of Issuer authorized Issuer to pay the Reporting Person’s filing fee under the HSR Act, and the legal fees of his counsel in preparing such filing without any gross-up for imputed income.

The Reporting Person evaluates his investment on a continuing basis. Except as set forth above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

On January 25, 2002 (the “Effective Date”), the Issuer emerged from Chapter 11 bankruptcy protection pursuant to its Second Amended Joint Plan of Reorganization, as modified and confirmed by the United States Bankruptcy Court for the District of Nevada (the “Plan”). Under the Plan, among other things, all of the Issuer’s equity securities existing prior to the Effective Date, including all securities owned by the Reporting Person, were deemed cancelled and extinguished.

Also pursuant to the Plan, the Issuer granted the Reporting Person options under the Issuer’s Equity and Performance Incentive Plan to purchase an aggregate of 3,224,100 shares of Common Stock. The Reporting Person’s options include one tranche of options to purchase an aggregate of 1,388,900 shares of Common Stock at a strike price of $24 per share, a second tranche of options to purchase an aggregate of 881,800 shares of Common Stock at a strike price of $31.74 per share, and a third tranche of options to purchase an aggregate of 953,400 shares of Common Stock at a strike price of $33.51 per share (together, the “Options”).

The expiration date of the Options is January 25, 2012.

By virtue of the vested Options described above, the Reporting Person currently is the beneficial owner of 10.0% of the Issuer’s Common Stock, based upon 29,329,426 shares of outstanding Common Stock as of November 5, 2007.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Please see the description of the Support Agreement set forth above in Item 4 and the full text of the Support Agreement attached as Exhibit 99.1 hereto.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1 — Option Exercise and Transaction Support Agreement, dated November 4, 2007.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007	/s/ DENNIS R. WASHINGTON
Dennis R. Washington